SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 June, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                                                                                                             29 June 2012

RESPONSE TO FSA INTEREST RATE PROTECTION PRODUCT REVIEW

Lloyds Banking Group notes the announcement this morning from the FSA with regard to the sale of interest rate protection products to small and medium sized businesses.  The Group has assisted the FSA fully in relation to its review and has agreed to work with an independent third party to carry out a thorough assessment of sales of these products to certain customers.

Interest rate derivative products are not products the Group has sold widely.

Given the limited exposure of the Group to these products the financial impact of this remediation and the associated costs are not expected to be material to the Group.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Ian Kitts                                                                                  +44 (0) 20 7356 1347
Head of Media Relations
Email: ian.kitts@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits including, without limitation, as a result of the integration of HBOS and the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                   LLOYDS BANKING GROUP plc
                                                                                                                                                                   (Registrant)

                                                                                                                                                                    By: Kate O'Neill

                                                                                                                                                                    Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 29 June, 2012